Exhibit 1.01 to Form SD

FITBIT, INC.
Conflict Minerals Report
For the Reporting Period January 1 to December 31, 2018

This is the Conflict Minerals Report (“report”) of Fitbit, Inc., a Delaware corporation (“Fitbit,” “we” or “our”), for the period January 1, 2018 to December 31, 2018 (“reporting period”). This report is presented in accordance with the final conflict minerals implementing rule (the “CM Rule”) promulgated by the Securities and Exchange Commission (“SEC”) on August 22, 2012, as modified by the SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014 (collectively, the “2014 SEC guidance and order”).

The SEC adopted the CM Rule to implement disclosure requirements related to conflict minerals, as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 codified in Section 13(p) of the Securities Exchange Act of 1934. The SEC currently defines “conflict minerals” as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives - which the SEC has limited to tin, tantalum, tungsten, and gold - whether or not they actually financed or benefited armed groups. The CM Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are “necessary to the functionality or production” of their products (“necessary conflict minerals”).

As provided under the CM Rule, Fitbit conducted in good faith a reasonable country of origin inquiry (“RCOI”). As further provided under the CM Rule, Fitbit then conducted due diligence on the origin, source, and chain of custody of the necessary conflict minerals in the products that we manufactured or contracted to manufacture during the reporting period. The purpose of the due diligence was to ascertain whether the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of the Covered Countries.

Pursuant to the 2014 SEC guidance and order, Fitbit is not required to describe any of its products as: “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD), or “having not been found to be ‘DRC conflict free,’” and this report therefore makes no conclusion in this regard. In addition, given that Fitbit has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of this report was not required.

I.	Product Overview

Fitbit is a technology company and provider of wearable devices, software, and services that give our users tools to help them reach their health and fitness goals, augmented by general purpose features that add further utility and drive user engagement.

The core of our platform is our family of wearable devices, which primarily include health and fitness trackers and smartwatches. These devices automatically track users’ daily steps, calories burned, distance traveled, and active minutes, displaying real-time feedback to encourage users to become more active in their daily lives. Most of our wearable devices also measure floors climbed and sleep duration and quality, while our more advanced products track heart rate and GPS-based information such as speed, distance, and exercise routes. Our users can sync their Fitbit devices with, and view their dashboard on, their computers and over 200 kinds of mobile devices. For further information about our products, please see “Item 1. Business - Overview” in our annual report on Form 10-K filed with the SEC on March 1, 2019.

Conflict minerals are commonly used in the electronics and related industries due to physical properties that make them well-suited for a variety of applications. As a result, all or substantially all of our hardware products manufactured in 2018 include components containing necessary conflict minerals.

II.	Supply Chain Overview

Fitbit is committed to the responsible manufacturing of our products, and we aim to only work with business partners that share our philosophy. An important part of Fitbit’s dedication to operate as a responsible corporate citizen is seeking to assure that the minerals used in our products do not finance armed conflict. We work to advance responsible mineral sourcing in our upstream supply chain through our policies and due diligence practices.

Fitbit outsources manufacturing to several contract manufacturers that produce our products in their facilities, which are primarily located in Asia. The components used are sourced either directly by us, or on our behalf by our contract manufacturers, from a variety of component suppliers that are jointly selected by us and the manufacturers. For purposes of this report, the term “in-scope suppliers” refers to our contract manufacturers, as well as their component suppliers jointly selected by us and our manufacturers, which totaled 100 for the reporting period.

Fitbit is multiple steps removed in the supply chain from the mining of any conflict minerals, and we do not directly procure minerals from the smelters or refiners (“SORs”) that process them. The SORs are consolidating points for conflict minerals and are therefore in the best position in the total supply chain to know the origin of the minerals. We rely on our in-scope suppliers to provide information about their sourcing of any conflict minerals contained in items they sell to us or to our contract manufacturers for use in our products, including the SORs from which they obtain conflict minerals directly or indirectly.

III.	Alignment with Existing Conflict Minerals Industry Initiatives

Fitbit has been a member of the Responsible Materials Initiative (“RMI”) since 2017. RMI is a widely utilized resource for companies addressing responsible mineral sourcing in their supply chains. We have adopted RMI’s standard industry tools and templates, including the Responsible Minerals Assurance Process (“RMAP”) and the Conflict Minerals Reporting Template (“CMRT”). The RMAP is a standardized audit protocol for SORs that assesses management systems for responsible sourcing and also determines country of origin of the minerals processed. RMI publishes online a list of SORs that meet the requirements of the RMAP audit standards. The CMRT is a data collection tool designed to enable our in-scope suppliers to investigate, determine, and disclose the identity of the SORs that are in their supply chains.

Conflict minerals are obtained from sources worldwide, and Fitbit’s desire is not to eliminate those originating in the Covered Countries, but rather to obtain conflict minerals from sources that do not directly or indirectly finance or benefit armed groups in the Covered Countries. We believe that it is important for us and other companies to support responsible in-region mineral sourcing from the Covered Countries in order to avoid negatively affecting the economies of such countries.

IV.	Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based on a review of our products and our RCOI, Fitbit concluded that:

▪	During the reporting period, we contracted to manufacture products as to which conflict minerals are necessary to the production or functionality of such products; and

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We know, or have reason to believe, that (a) a portion of the necessary conflict minerals contained in such products originated, or may have originated, in the Covered Countries, and (b) those necessary conflict minerals may not be from recycled or scrap sources.

Fitbit therefore is filing its Form SD and this report as an exhibit thereto as provided in the CM Rule.

V.	Design of Due Diligence Measures

In addition to its RCOI, Fitbit undertook due diligence with respect to the source and chain of custody of the necessary conflict minerals in its products. Fitbit’s due diligence program is based on the five-step framework established by the Organisation for Economic Co-operation and Development and set forth in its Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements on tin, tantalum, tungsten and gold (the “OECD Guidance”), specifically as it relates to our position in the minerals supply chain as a downstream purchaser.

VI. Due Diligence Measures Performed by Fitbit

Summarized below are the components of Fitbit’s due diligence program and the measures performed by Fitbit and/or Source Intelligence, Fitbit’s third-party consultant with expertise in supplier engagement, in accordance with the OECD Guidance and the CM Rule:

OECD Guidance Step #1: Establish Strong Company Management Systems

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Fitbit maintains a “Conflict Minerals Policy” and a “Supplier Code of Conduct” that set forth (a) Fitbit’s commitment to complying with the CM Rule, (b) its expectations of its in-scope suppliers regarding supporting Fitbit’s compliance activities, and (c) its policies and practices with respect to the engagement of suppliers and the implementation of risk mitigation measures. The Conflict Minerals Policy and Supplier Code of Conduct can be found on our website at https://www.fitbit.com/legal under “Business Ethics and Social Responsibility.”

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Fitbit’s sourcing organization manages and implements our due diligence on the source and chain of custody of Fitbit’s necessary conflict minerals. To the extent that red flags or other issues are identified in the supplier data acquisition or engagement processes, these are addressed first by the responsible individuals within the sourcing organization and the legal department, and then by senior management as appropriate. An overview of the due diligence process and findings is presented to the Audit Committee of our Board of Directors on an annual basis. Our legal department, together with the sourcing organization, prepares the Form SD and this report for filing annually with the SEC. Prior to being filed, the Form SD and this report are reviewed by the Vice President of Global Sourcing.

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The sourcing and legal staff responsible for conflict minerals compliance are required to be familiar with Fitbit’s Conflict Minerals Policy and Supplier Code of Conduct, as well as Fitbit’s conflict minerals-related processes and procedures.

•	Records of material conflict minerals-related documentation are maintained electronically by Fitbit for a period of five (5) years from the date of creation.

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Fitbit’s existing in-scope suppliers have been provided with copies of the Conflict Minerals Policy and the Supplier Code of Conduct, and new in-scope suppliers will be provided with copies as part of Fitbit’s standard supplier onboarding process. In addition, Fitbit’s form manufacturing agreement contains a conflict minerals compliance provision (“CM Provision”) requiring in-scope suppliers to (i) comply with the Conflict Minerals Policy, (ii) cooperate with Fitbit in providing the information required by the CMRT, and (iii) update information provided in the CMRT to the extent such information becomes inaccurate as a result of changes in the circumstances of the supplier. The CM Provision is incorporated into new manufacturing agreements, as well as existing manufacturing agreements when they are negotiated for renewal.

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Fitbit has in place a process (“whistleblower process”) designed to provide a confidential or anonymous avenue of communication for reporting violations of (a) Fitbit’s Code of Conduct and Ethics, the Conflicts Mineral Policy, or the Supplier Code of Conduct, and (b) applicable law, including disclosures in reports filed with the SEC and other public disclosures that are not complete and accurate. The whistleblower process includes and encompasses the reporting of improper activities in connection with the preparation of Fitbit’s Form SD and this report, pursuant to the CM Rule and our Conflict Minerals Policy.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

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Fitbit requires that in-scope suppliers complete in full the RMI’s CMRT concerning their use and sourcing of conflict minerals, which is administered by Source Intelligence. Source Intelligence in turn reports its findings to our sourcing and legal functions. The CMRT is designed to provide Fitbit with sufficient information regarding its in-scope suppliers’ practices to enable it to comply with its requirements under the CM Rule.

•	Fitbit’s sourcing organization, in cooperation with Source Intelligence, manages the collection of information reported on the CMRT by Fitbit’s in-scope suppliers.

•	Fitbit utilizes a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

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If, on the basis of red flags that are identified as a result of either (a) the supplier data acquisition or engagement processes, or (b) the receipt of information from other sources, Fitbit determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, Fitbit will enforce the Conflict Minerals Policy, the Supplier Code of Conduct, and the CM Provision binding such supplier (if any) by means of a series of escalations.

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Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream in-scope suppliers), to disengagement by Fitbit from the applicable supplier.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the

Supply Chain

Given that Fitbit does not have a direct relationship with the SORs that process the conflict minerals present in our products, we rely on the third-party audits obtained by RMI and the related information published on RMI’s website.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As provided in the CM Rule, we are filing a Form SD and this report as an exhibit thereto for the 2018 calendar year reporting period. The Form SD and this report are also available on Fitbit’s website at http://investor.fitbit.com/financials/sec-filings/.

VI.	Due Diligence Results

As of April 6, 2019, of Fitbit’s 100 in-scope suppliers, 96 (or 96%) had provided completed CMRTs to Source Intelligence. Of these, 80 in-scope suppliers indicated that one or more necessary conflict minerals were in products they provide directly or indirectly to Fitbit. These suppliers identified the names of 306 SORs from which they sourced conflict minerals directly or indirectly. Of the 306 SORs, as of April 6, 2019, 251 SORs were reported to be: (a) conformant with the RMAP assessment protocols, (b) accredited gold Good Delivery refiners on the London Bullion Market Association’s Good Delivery listing, and/or (c) certified against the Responsible Jewellery Council’s Chain of Custody Standard. With respect to the remaining 56 non-conformant SORs, we were not able to determine with certainty the mines of origin of the conflict minerals our suppliers sourced from such SORs.

VII.	Steps to Improve Due Diligence

Fitbit intends to take the following steps to continue improving our due diligence efforts:

•	Continue to engage with its suppliers to obtain complete CMRTs;

•	Support the development of supplier capabilities to perform conflict minerals-related due diligence by the implementation of risk mitigation measures, as appropriate;

•	Provide ongoing training regarding emerging best practices and other relevant topics to supply chain and legal staff responsible for conflict minerals compliance; and

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Continue to contact smelters and refiners identified in our CMRT survey process that are not yet conformant with a responsible mineral sourcing third-party audit program and request their participation in such a program, supporting our efforts to build ethical and socially responsible supply chains for our company.

FORWARD LOOKING STATEMENTS
This report contains forward-looking statements that are based on Fitbit management’s current expectations or beliefs, including those pertaining to compliance processes and due diligence improvements. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Fitbit’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein, including, without limitation, uncertainties regarding (a) whether industry organizations and initiatives, and the protocols and tools that they provide, remain effective as a source of external support in the conflict minerals compliance process, and (b) changes in applicable laws and regulations.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third-party materials or references to websites (including Fitbit’s) are not incorporated by reference in, or considered to be a part of, this report, unless expressly incorporated by reference herein.